Mail Stop 3561

May 21, 2008

Peter J. Sodini
Chief Executive Officer
The Pantry, Inc.
P.O. Box 1410
1801 Douglas Drive
Sanford, NC 27331-1410

> **Re:** **The Pantry, Inc.**
> **Response filed April 18, 2008**
> **Form 10-K for Fiscal Year Ended September 27, 2007**
> **Filed November 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2007**
> **Filed February 5, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 27, 2008**
> **File May 6, 2008**
> **File No. 0-25813**

Dear Mr. Sodini:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 27, 2007

Consolidated Financial Statements and Supplementary Data, page 55
Note 5 – Goodwill and Other Intangible Assets, page 72

1. We reviewed your response to comment 13 in our letter dated March 12, 2008. Please tell us why you believe the contractual lives of noncompete agreements represent the best estimate of useful lives. In your response, specifically address the enforceability of the contracts for their contractual lives from a legal perspective. Also address why you believe non-compete agreements contribute to future cash flows over their contractual lives.

*   *   *

Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director